SHOSHONE SILVER MINING CO. INC.
                        PO Box 405, Beavercreek, OR 97004
                            Telephone: (503) 632-4422


                                January 12, 2001

Ms. Goldie Walker
Securities and Exchange Commission
Division of Corporate Finance


         Re:      Form 10SB filed November 16, 2000


Dear Ms. Walker:


     On November 16, 2000, the above named Company voluntarily filed Form 10SB file no. 000-31965.

     At this time the Company is voluntarily withdrawing the 10SB filing and does not wish to go effective in accordance with the regulations of the 1934 Securities and Exchange Act.

     If you have any questions please contact me at (503) 632-4422. Please send correspondence to PO Box 405, Beavercreek, OR 97004.


                                        Sincerely,

                                        /s/ James I. Scheller


                                        James I. Scheller
                                        President